Exhibit 12

MAGELLAN MIDSTREAM PARTNERS, L.P.

RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Year Ended December 31,
	2005	2006	2007	2008	2009
EARNINGS:
Income from continuing operations before income taxes, extraordinary gain (loss) and cumulative effect of change in accounting principle*	$133,067	$179,474	$228,295	$328,023	$224,705
Add: Fixed charges	65,029	57,151	56,816	57,792	74,750
Amortization of interest capitalized	465	475	533	641	715
Distributed income of equity investees	3,300	4,125	3,800	5,200	4,558
Less: Interest capitalized	(817)	(2,371)	(4,452)	(4,803)	(3,510)

Total earnings	$201,044	$238,854	$284,992	$386,853	$301,218

FIXED CHARGES:
Interest expense	$61,551	$52,415	$50,504	$51,961	$69,847
Interest capitalized	817	2,371	4,452	4,803	3,510
Debt amortization expense	2,247	1,925	1,554	767	1,112
Rent expense representative of interest factor	414	440	306	261	281

Total fixed charges	$65,029	$57,151	$56,816	$57,792	$74,750

Ratio of earnings to fixed charges	3.1	4.2	5.0	6.7	4.0

*	Excludes income from equity investments.